901 Marquette Avenue, Suite 2500

Minneapolis, MN 55402-3211

800.847.4836 • thrivent.com

January 23, 2025

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attn: Jaea Hahn

RE:	Thrivent ETF Trust (the “Trust”)
File Nos. 333-261454 and 811-23759

Dear Ms. Hahn:

This letter is being filed to respond to the comments received from you telephonically on January 6, 2025, regarding Post-Effective Amendment No. 3 to the Trust’s registration statement on Form N-1A (the “Registration Statement”) relating to Thrivent Small-Mid Cap ESG ETF (the “Fund”), which was filed with the Securities and Exchange Commission on November 25, 2025. The Staff’s comments, together with the Trust’s responses thereto, are set forth below. Capitalized terms not defined in this letter have the same meaning as in the Trust’s Registration Statement.

1.

Comment: The “Principal Strategies” section describes an assessment of the sustainability of a company’s long-term business. Please confirm this assessment is still accurate since the Fund no longer considers ESG factors as a principal investment strategy. To the extent this assessment is still used, briefly describe the scores, metrics, or other factors that are assessed when determining whether a company is an eligible investment for the Fund.

Response: The requested confirmation is provided. In assessing the sustainability of a company’s long-term business, the Adviser may review a wide variety of factors and metrics. This may include more traditional assessments such as profitability, financial stability, and sales trends. The Adviser may also review factors such as the quality of a company’s board of directors or executive leadership team, employee culture, or compensation practices, in each case as compared against industry standards, in making this determination. The disclosure has been revised to include more specific examples.

2.	Comment: Please provide a completed performance bar chart.

Response: The performance bar chart has been added.

3.	Comment: Please confirm whether “value investing” is still a principal risk of investing in the Fund.

Response: The Fund does not have a principal investment strategy to invest in “growth” or “value” stocks. However, depending on, among other things, market conditions and the Adviser’s investment outlook for various sectors, industries and issuers, the Fund may nonetheless have substantial investments in growth and/or value companies from time to time and may have exposure to the corresponding risks of such investments. Accordingly, the Fund provides the requested confirmation.

*  *  *  *  *

If you have any additional comments or questions, please feel free to contact me.

Sincerely,

/s/ John D. Jackson

John D. Jackson
Senior Counsel – Thrivent
Secretary & Chief Legal Officer – Thrivent ETF Trust

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